PointView Capital, Inc.

Eric S. Tait
Chief Executive Officer and Director
3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339

December 9, 2011

Via U.S. Mail

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

> Re: **PointView Capital, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 16, 2011**
> **File No. 024-10306**

Dear Mr. Kluck:

I am writing in response to your letter dated August 31, 2011 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

Part I – Notification

Item 5. Unregistered Securities Issued or Sold Within One Year, page 2 of 3

1.   We note your response to comment 2 of our comment letter dated October 13, 2011. Please revise your disclosure to provide the information required by Item 5(c) of Form 1-A. Item 5. Unregistered Securities Issued or Sold Within One Year, page 2 of 3. *Information required by Item 5(c) of Form 1-A has been included.*

Part II – Offering Statement

Cover Page

2.   We note your response to comment 3 of our comment letter dated October 13, 2011. Please revise the cover page to include your telephone number as required by Item 1(b) of Model B of Form 1-A. *The telephone number had previously been provided on the cover page following the address but the cover page has been revised to make the telephone number more conspicuous.*

3.   Please revise the disclosure on the cover page of the offering circular to discuss the material risks, such as the company owns no properties and has no operations and may not have funds available to make interest payments, in addition, investors could lose their entire investment (as disclosed in your risk factors on page 4). See Item 1(i) of Model B. *The disclosure on the cover page has been revised accordingly to discuss the material risks.*

1

4. **We have reviewed your response to prior comment 6. The reference to September 16 as your fiscal year still appears directly below your company telephone number on page 3 of 15. Please revise.** *"The Company" section on page 3 of issuer's prospectus has been removed in its entirety. Issuer will follow the Model B format option for the prospectus and has determined that this section is unnecessary.*

Item 5. Use of Proceeds, page 10 of 15

5. **We note your response to comment 13 of our comment letter dated October 13, 2011 and re-issue the comment in its entirety. Please disclose in greater detail the use of proceeds for "real estate investments." For example, please disclose the approximate amounts that would be used to purchase properties and to renovate properties.** *The use of proceeds for "real estate investments" has been revised to disclose the approximate amounts to be used to purchase and to renovate properties.*

6. **We note your response to comment 14 of our comment letter dated October 13, 2011 and re-issue the comment in its entirety. Please tell us how long the company intends to invest in incoming producing securities and Treasury Bills of short maturities.** *The Company no longer intends to invest in income producing securities and Treasury Bills of short-term maturities and references to such have been removed.*

Capitalization, page 11 of 15

7. **We have reviewed your response to prior comment 15 and reissue our comment in its entirety. Please revise to present your capitalization as of the date of the balance sheet included in your filing.** *Capitalization discussion has been revised accordingly.*

Item 6. Description of Business, page 11 of 15

8. **We note your response to comment 19 of letter dated October 13, 2011 and we reissue our comment. We note that the company has no operations and owns no properties. Please revise to remove a specific amount of return.** *Mention of a specific return has been removed.*

9. **We note your response to comment 26 of letter dated October 13, 2011 and your disclosure on page 11 that you will have superior property management. Please discuss how your properties will be managed.** *The reference to superior property management has been removed.*

Strategy, page 11 of 15

10. **Throughout this section, please discuss whether the company or third parties will provide the proposed services. If such services will be provided by third parties, please describe those third parties.** *This section has been revised accordingly.*

11. **We note your response to comment 21 of our comment letter dated October 13, 2011 and re-issue the comment in its entirety. Please discuss in greater detail the company's strategy for renovating properties.** *The discussion of the company's strategy has been updated to include a discussion regarding its strategy for renovating properties.*

12. **We note your disclosure that "100% of the proceeds will be used for acquiring properties for investment." Please reconcile this with your disclosure that up to 15% of the purchase price may be used for renovations.** *The disclosures have been reconciled to reflect intent of Company to use only up to 15% of the purchase price of a property for renovations.*

13.   We note your disclosure that the company may partner with third-party companies for the purpose of identifying and acquiring properties ideal for investment. Please discuss whether the company could enter into these arrangements with affiliates. *Discussion updated to clarify that these arrangements will not involve affiliates.*

Item 9. Remuneration of Directors and Officers, page 14 of 15

14.   Please discuss any remuneration that may be paid to officers and directors, including when such payments could begin and how they will be funded. *The officers and directors will not receive any remuneration other than profit distributions by virtue of their ownership in the company and the disclosures have been revised to reflect such.*

Item 12. Securities Being Offered Principal Amount and Term, page 15 of 15

15.   We note that the company owns no properties and has no operations. Please discuss here or elsewhere, how the company will fund its interest payments prior to owning any properties. Please add or revise your risk factors to specifically address this lack of funding available to make interest payments. *The Company has decided to institute a sinking fund for the payment of interest while the Company generates sufficient revenue to pay interest. A new section discussing the sinking fund along with a new risk disclosure has been added to this section.*

16.   Please discuss how the failure of the company to make interest payments will affect the default provision in paragraph 5 of the Promissory Note (Exhibit 2.1) since it is unclear from the terms of the Promissory Note whether a failure to pay interest would constitute a default under the terms of the Promissory Note. Please discuss what remedies the note holders will have if interest payments are not made by the company. *The terms of the Promissory Note have been revised to include the failure to make interest payments as an event of default. This section has been revised to discuss remedies available to investors in the event interest payments are not made.*

17.   Please discuss whether there will be a sinking fund or similar arrangement. See Item 12(b)(1) of Model B. If there will not be a sinking fund, please include any related risk factor. *A discussion of a sinking fund has now been included in this section.*

18.   Please discuss any provisions restricting the declaration of dividends. See Item 12(b)(3) of Model B. *There are no provisions restricting the declaration of dividends and a discussion regarding such has been included. A new section entitled "Dividend Policy" has been added following this section.*

19.   Please include in the affirmative the disclosure required by Item 12(b)(4) of Model B. *A new subsection entitled "Additional Issuances" has been added to this section.*

20.   We note your disclosure on page 16 that "[w]hen a Note matures, unless the holder or the Note otherwise elects, the Company may extend the term of the maturing Note for the same term as the maturing Note ..." Please discuss whether a person may elect not to have the note rollover at the time of purchasing the note. Please include any related risk factors and discuss this term on the cover page of the offering circular. *The discussion has been revised to clarify that an investor will have the option to elect at the time of purchase of the Note its intent to not extend the term of the note upon maturity. This discussion has also been added to the Cover Page.*

21.   Please discuss the process on how the holder must present the Note for repayment within 30 days after its maturity date. *A discussion of this process has been added.*

22. It appears that you have not responded to prior comment 31. We reissue our comment in its entirety. Please revise to disclose your accounting policies for all of your planned operations; including, but not limited to, cash and cash equivalents, real estate valuation, and revenue recognition. *A summary of the Company's accounting policies has now been included.*

Exhibit 5.1 Marketing Materials

23. We note your Marketing Materials in Exhibit 5.1. On each advertisement, please include balance disclosure that discusses the material risks of the offering, such as your company has no operations and owns no properties and that the company may not be able to fund such interest payments, in addition, investors could lose their entire investment. *The marketing materials have been updated to include more balanced disclosures.*

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Eric S. Tait

/s/ Eric S. Tait
CEO